March 14, 2018

VIA EMAIL AND EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporate Finance, Office of Manufacturing and Construction

Attention: Pamela A. Long and Kate McHale

100 F Street, N.E.

Washington, D.C. 20549

Re:	GrowLife, Inc. Withdrawal of Registration Statement on Form S-1 Filed on July 11, 2016 File No. 333-211255

Dear Ms. Long:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), GrowLife, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No 333-211255) and exhibits thereto (collectively, the “Registration Statement”).  The Registration Statement was filed with the Commission on July 11, 2016.

The Company has determined not to utilize the Registration Statement for a public offering at this time.  The Company confirms that the Registration Statement has not been declared effective and that none of the securities have been issued or sold pursuant to the Registration Statement.  Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement on Form S-1, File No. 333-211255, as soon as reasonably practicable.

If you have any questions regarding this application for withdrawal, please contact the Registrant at (866)-781-5559.

The Company requests, in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Very truly yours,

/s/ Marco Hegyi

Marco Hegyi

Chief Executive Officer

5400 Carillon Point

Kirkland, WA 98033

(866) 781-5559